UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934


(Amendment No. 2)*

Capital One Financial Corporation
(Name of Issuer)

Common
(Title of Class of Securities)


14040h105
(CUSIP Number)


Check the following box if a fee is being paid with this statement
 . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to  be  "filed"  for the purpose of Section 18 of the Securities

Exchange Act of 1934("Act")  or otherwise subject to the liabilities of that section  of the Act but  shall  be  subject  to  all  other provisions of the Act (however, see the Notes).





CUSIP No. 14040h105               13G                 Page 2 of 5 Pages
1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman, LLC
      13-5521910


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /X/

 3)   SEC USE ONLY


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York, New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 5)   SOLE VOTING POWER
      1,878,251

 6)   SHARED VOTING POWER
      6,963,200

 7)   SOLE DISPOSITIVE POWER
      0.

 8)   SHARED DISPOSITIVE POWER
      10,149,410


 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,149,410


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
      0.


11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      15.28

12)   TYPE OF REPORTING PERSON*

      BD/IA


CUSIP No. 14040h105               13G                 Page 2A of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Neuberger & Berman Guardian Portfolio
      13-3697434

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /X/

 3)   SEC USE ONLY


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York, New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 5)   SOLE VOTING POWER
      0

 6)   SHARED VOTING POWER
      4,460,000

 7)   SOLE DISPOSITIVE POWER
      0.

 8)   SHARED DISPOSITIVE POWER
      4,460,000


 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,460,000


10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
      0.


11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.7


12)   TYPE OF REPORTING PERSON*

      IV

CUSIP No. 14040h105               13G                 Page 3 of 5

Pages Item     1. (a)    Name of Issuer:

               Capital One Financial Corporation

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               2980 Fairview Park Drive, Suite 1300, Fall Church, VA

22042 Item     2. (a)    Name of Person Filing:

               Neuberger & Berman, LLC

Item 2  (b)    Address of Principal Business Office:

                605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common

Item 2  (e)    CUSIP Number:

               14040h105

Item 3. (a)    /X/  Broker or Dealer registered under Section 15 of the
Act
Item 3  (b)    /X/  Investment Adviser registered under Section 203 of
the
                     Investment Advisers Act of 1940

Item 3              Investment Company registered under Section 8 of the
                    Investment Company Act

Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               10,149,410

        (b)    Percent of Class:

               15.28

CUSIP No. 14040h105               13G                 Page 4 of 5 Pages
(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 1,878,251

          (ii)   Shared Power to vote or to direct the
                 vote: 6,963,200

        (iii) Sole Power to dispose or to direct the disposition of: 0

          (iv) Shared Power to dispose or to direct the disposition of: 10,149,410


Item 5.        Ownership of Five Percent or Less of a Class:
               N/A
Item 6.        Ownership of More than Five Percent on Behalf of Another:
Neuberger & Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of the securities of many unrelated clients. Neuberger & Berman, LLC does not, however have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.
With regard to the shares set forth under Item 4.(c)(II), 4,460,000 shares or 6.7% of the outstanding are beneficially owned by Neuberger & Berman Guardian Portfolio, a series of Equity Managers Trust. Neuberger & Berman, LLC and Neuberger & Berman Management Inc. are deemed to be beneficial owners for purposes of Rule 13(d) since they both have shared power to make decisions whether to retain or dispose of the securities. Neuberger & Berman, LLC and Neuberger & Berman Management Inc. serve as sub-adviser and investment manager, respectively, of Neuberger & Berman Guardian Portfolio, which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the issuer.

No other Neuberger & Berman, LLC advisory client has an interest of more than 5% of the issuer.

It should be further noted that the share calculation under item 4.(c)(IV) is derived from a total combination of the shares set forth under Item 4.(c)(I and II). The remaining balance of shares, if any, are for individual client accounts over which Neuberger & Berman, LLC has shared power to dispose.
CUSIP No. 14040h105               13G                 Page 5 of 5 Pages

Item 7.          Identification and Classification of the Subsidiary
Which
                 Acquired the Security Being Reported on by the Parent

                 Holding Company:

                 N/A

Item 8.          Identification and Classification of Members of the

Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature:


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 30, 1997


By:
     C. Carl Randolph

   _ Principal/General Counsel
     Name/Title

Neuberger & Berman Management Inc.
Neuberger & Berman Guardian Portfolio,
a Series of Equity Managers Trust
By:  ______________________________
     Michael Weiner